Management Comments:
Quarter ending March 31, 2003

Net revenue was up 19.3% or $9.8 million in the first quarter of 2003 compared to a year ago, mostly due to the strong performance of the pulp segment. While the lumber segment also showed some improvement over last year, its performance continued to be hampered by weak pricing and the softwood lumber dispute with the U.S.

The first quarter of 2003 saw lumber sales volumes increase by an impressive 30% over the first quarter of 2002 due to continued production improvements at the new Whitecourt sawmill and the addition of a third shift at the Boyle sawmill to expedite utilization of the fire-affected timber. Prices, however, remained dismal due to oversupply, dropping 19% from last year's first quarter average of US$264. The company continued to pay deposits for duties at a rate of 27.2% on all U.S. shipments which, in the first quarter, amounted to $2.4 million. Still, the segment managed positive operating earnings, largely due to a $52/thousand board feet reduction in cost of sales. The cost reductions were the result of higher production at both Whitecourt and Boyle and lower fiber costs at Boyle due to lower harvest fees and reforestation costs on burnt timber.

Like lumber, pulp sales were also robust in the quarter, with shipments rising 11.6% over the first quarter of 2002. Prices were on an upward trend, climbing $76/tonne, or 18%, as demand for BCTMP remained strong and world pulp inventories declined. Due to the better pricing and higher sales volumes, net revenue for the quarter improved significantly, increasing by $8.6 million, or 31.8%, compared to last year. The revenue gain was somewhat offset by higher cost of sales, which were up $61/tonne due to increased natural gas, power, repair and maintenance costs.

The company remains optimistic about the potential for additional pulp price increases in the second quarter because of continued strong demand for BCTMP; however, it does not expect lumber prices to recover until a better balance between supply and demand is achieved.

Millar Western is a diversified forest products company with operations in Alberta and Saskatchewan, Canada. Its main product lines are hardwood and softwood bleached chemi-thermo-mechanical pulp (BCTMP) and softwood lumber.


For more information, contact:

Joe Concini
Chief Financial Officer
780-486-8265

Carol Cotton
Senior Vice President, Corporate
780-486-8207